                                                                OppenheimerFunds, Inc.
                                                             Two World Financial Center
                                                           225 Liberty Street, 11th Floor
                                                               New York, NY 10281-1008

                                                            May 21, 2007

Via EDGAR

Mr. Larry L. Greene
Senior Counsel
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

Re:      Oppenheimer Tremont Market Neutral Fund, LLC - File #333-124254
         Schedule TO - Tender Offer Statement Under Section 14(d) or 13(e)-4
         of the Securities Exchange Act of 1934

Dear Mr. Greene:

     Pursuant to our telephone  conversation  on May 2, 2007,  this letter is in response to your  comments  on the  Schedule TO of  Oppenheimer  Tremont  Market
Neutral Fund,  LLC (the "Fund") filed with the  Commission on April 30, 2007. In that  conversation,  you  advised us that your  comments  may also apply to each
Schedule TO of  Oppenheimer  Tremont  Opportunity  Fund LLC, OFI Tremont  Market
Neutral Hedge Fund and OFI Tremont Core  Strategies  Hedge Fund, as  applicable, also  filed on April 30,  2007.  For your  convenience,  we have  included  your comments  in  italics,  followed  by  our  response.  The  captions  used  below correspond  to the  captions  used in the Final  Amendment  to  Schedule  TO and defined terms have the meanings defined therein.

     Comment:  In the second  paragraph of the Repurchase  Offer Notice,  please confirm  that  February  28, 2007 will be the last date for which the Fund's net asset value has been calculated before the start of this offering.

     The information  shown above and in the Repurchase Offer Notice is correct.
The Fund's March 31, 2007 net asset value will not be  calculated  in time to be included in the Repurchase Offer Notice dated April 30, 2007. This is typical of fund-of-funds Repurchase Offer Notices.

     Comment:  In bullet 4 of the Summary  Term Sheet,  please  confirm that the post audit  payment will be made  promptly  after the  completion  of the Fund's annual audit for its fiscal year ending March 31, 2007.

     The  information  shown above and in the Summary Term Sheet is correct.  It will not be necessary to wait until 2008 for the post audit payment to be made.

     Comment: In Bullet 10 of the Summary Term Sheet, investors are advised that the Fund has the right to cancel,  amend,  suspend or postpone  this  Repurchase
Offer [any time before 12 midnight on May 31,  2007].  Where else are  investors advised of this?

     The first other such disclosure occurs in Section 3 of the Formal Notice to
Offer,  which sets forth the valuation  date.  It states that if the  Repurchase
Order is extended,  then the value of the shares  tendered  will be valued as of the date designated by the Fund in an amended notice to shareholders. The second other such disclosure  appears in Section 9 of the Formal Notice of Offer, which states in detail  the  grounds  on which  the Board of the Fund may  suspend  or postpone the Repurchase Offer.

     Comment:  Please  confirm  that the Fund's  unaudited  net asset values per share are  "estimated" as of all the dates  indicated in Section 3 of the Formal
Notice to Offer.

     The Fund seeks to achieve its investment objective by allocating its assets among alternative asset managers  ("Underlying Fund Managers").  As indicated in the Fund's  Prospectus,  in most  cases,  the Fund will have  little  ability to assess the accuracy of the valuations  received from an underlying  Fund Manager regarding an Underlying Fund.  Therefore,  all of the Fund's unaudited net asset values per share for each month end, are estimated.

                                                   **************************************

     We acknowledge  that the Fund is responsible  for the adequacy and accuracy of the  disclosure  in the filing;  staff  comments or changes to  disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission  from taking any action with respect to the filing;  and the Fund may not assert staff  comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

     Please direct any questions you may have  regarding the Schedule TO filings or this letter to the undersigned. Thank you.

                                                     Sincerely,

                                                     /s/ Mitchell J. Lindauer
                                                     Mitchell J. Lindauer
                                                     Vice President &
                                                     Assistant General Counsel
                                                     212-323-0254
                                                     Fax: 212-323-4070
                                                     mlindauer@oppenheimerfunds.com

cc:      Lisa I. Bloomberg, Esq.
         Phillip S. Gillespie, Esq.
         Nancy S. Vann, Esq.
         Brian Wixted
         Robert G. Zack, Esq.